CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of May 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

RESOLUTION OF THE BOARD OF DIRECTORS OF FIDUCIARIA BANCOLOMBIA S.A.

Medellín, Colombia, May 14, 2007
The Board of Directors of Fiduciaria Bancolombia S.A. (“Fiduciaria”) authorized that the Fiduciaria’s management commence all the required procedures in order to form a new fiduciary services entity in the Republic of Peru. The formation of the new entity will be made pursuant to local regulations that allow a Colombian entity to invest in financial entities outside Colombia.
Consequently, the Board of Directors authorized the submission of the respective authorization requests to the Colombian Superintendency of Finance and to the Superintendency of Banking, Insurance and Pension Fund Management Companies (Superintendencia de Banca Seguros y AFP) of the Republic of Peru. The initial investment would be equivalent to the minimum capital required for this type of company in Peru.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 14, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
	Name:	Jaime Alberto Velásquez B.
	Title:	Vice President of Finance